UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 001-14487

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Levindo Lopes, 258—Funcionários

Cep: 30.140-170 - Belo Horizonte (MG) – Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:    ☒    Form 40-F:    ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:    ☐    No:     ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:    ☐    No:     ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:    ☐    No:    ☒

TELEMAR NORTE LESTE S.A. CNPJ/MF No. 33.000.118/0001-79 Publicly traded

TELE NORTE CELULAR PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.154/0001-29 Publicly traded	AMAZÔNIA CELULAR S.A. CNPJ/MF No. 02.340.278/0001-33 Publicly traded

NOTICE OF MATERIAL FACT

Telemar Norte Leste S.A. (“Telemar”), Tele Norte Celular Participações S.A. (“TNCP”) and Amazônia Celular S.A. (“Amazônia Celular”, together with Telemar and TNCP, the “Companies”), pursuant to CVM Instruction No. 358/02, and in addition to the Notice of Material Fact released on this date, hereby announce that Telemar intends to appeal to the Board of Commissioners of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or “CVM”) against the decision of the Registration of Securities Superintendence of the CVM that revised its previous decision granting registration of the tender offers for the common shares of TNCP and Amazônia Celular (“Tender Offers”). Telemar intends to file its appeal within up to 15 days, in accordance with the provisions of CVM Ruling No. 463/03.

As a result of this decision, the Tender Offers were suspended and the auctions that were expected to occur on October 16, 2008, will be postponed until the CVM provides a definitive position regarding this matter.

The Companies will inform their shareholders and the market of the occurrence of any events that could affect the terms and conditions of the Tender Offers and will announce the new date and time for the auctions of the shares in the Tender Offers promptly upon the determination of that date and time.

Rio de Janeiro, October 14, 2008

Telemar Norte Leste S.A.

Tele Norte Celular Participações S.A.

Amazônia Celular S.A.

José Luís Magalhães Salazar

Diretor de Relações com Investidores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By /s/ José Luís Magalhães Salazar

Name: José Luís Magalhães Salazar

Title: Investor Relations Officer